 As filed with the Securities and Exchange Commission on December 28, 2001
                                                     Registration No. __________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------

                       MOUNTAINBANK FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)


         North Carolina                                    56-2237240
 (State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                        Identification No.)

                                 201 Wren Drive
                      Hendersonville, North Carolina 28792
          (Address of principal executive offices, including zip code)

                                 (828) 693-7376
               Registrant's telephone number, including area code

                            -------------------------

                         1997 Director Stock Option Plan
                            (Full title of the Plan)

                            -------------------------

             Gregory L. Gibson                               Copy to:
    MountainBank Financial Corporation             William R. Lathan, Jr., Esq.
              201 Wren Drive                           Ward and Smith, P.A.
  Hendersonville, North Carolina   28792                1001 College Court
              (828) 697-0030                     New Bern, North Carolina 28562
  (Name and address of agent for service)                 (252) 672-5458

                            -------------------------

                                    CALCULATION OF REGISTRATION FEE (1)
=========================================================================================================
                                             Proposed Maximum      Proposed Maximum       Amount of
  Title of Securities      Amount to be       Offering Price           Aggregate         Registration
    to be Registered        Registered         Per Share (1)      Offering Price (1)       Fee (1)
---------------------------------------------------------------------------------------------------------
Common Stock,
  $4.00 par value             149,688            $23.50              $3,517,668            $840.73
=========================================================================================================

(1) The shares of Common Stock are being offered to directors of Registrant and any company which is a subsidiary of Registrant, or a subsidiary of a subsidiary, pursuant to the terms of Registrant's 1997 Director Stock Option Plan. Pursuant to Rule 457(h), the Aggregate Offering Price and Registration Fee have been calculated on the basis of the maximum number of shares to be issued under the Plan and an Offering Price Per Share equal to the average of the bid and asked prices of the Common Stock on the OTS Bulletin Board December 26, 2001.

           PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Certain Documents by Reference

        The following documents we have filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated herein by reference:

        (i) our Current Report on Form 8-K dated March 30, 2001, as amended by Form 8-K/A dated May 1, 2001;

        (ii) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

        (iii) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and,

        (iv) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

        All documents we subsequently file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold, or which deregisters all securities then remaining unsold, will be deemed to be incorporated into this Registration Statement by reference and to be a part hereof from the dates of filing of those documents.

Item 4.   Description of Securities

        Authorized Capital Stock. Our authorized capital stock currently consists of 10,000,000 shares of $4.00 par value common stock, of which 1,906,075 shares were issued and outstanding on November 30, 2001, and 3,000,000 shares of no par value preferred stock, of which no shares have been issued.

        Our Board of Directors is authorized to issue shares of our preferred stock from time to time, to create separate series of preferred stock within that class, and to determine the numbers of shares, designations, terms, relative rights, preferences and limitations of the preferred stock, or of shares within each series of preferred stock, at the time of issuance, all by its resolution and without any further shareholder approval. Pursuant to that authority, our Board of Directors has established a series of preferred stock ("Series A Preferred Stock") consisting of 450,000 shares having the terms, relative rights, preferences and limitations further described below.

        In addition to Series A Preferred Stock, in the future our Board of Directors may create additional series of preferred stock and issue shares of those series from time to time. The numbers of shares, designations, terms, relative rights, preferences and limitations of shares within each such additional series of preferred stock would be determined by our Board of Directors at the time of issuance by its resolution and without any shareholder approval. Any shares of preferred stock we issue in the future likely would have certain preferences over, or special terms that differed from, the outstanding shares of our common stock or Series A Preferred Stock. Among other things, those preferences and special terms might include:

 .       the right to receive dividends (which may be cumulative or noncumulative) at a stated rate before any dividend could be paid on our common stock or other capital stock;

 .       the right to receive a stated distribution upon our liquidation before any distribution could be made to holders of our common stock or other capital stock;

 .       if they are voting shares, special voting rights, including rights to vote as a separate group or class in matters submitted for a vote of our shareholders;

 .       terms providing for the conversion of shares of preferred stock into shares of our common stock, either automatically or at our option or the option of the holders of the preferred stock, at specified rates; and

 .       terms providing for the redemption of shares of the preferred stock, either at our option or the option of the holders of those shares or both, or upon the happening of a specified event, and, if they are redeemable, the redemption prices, conditions and times upon which redemption may take place.

        The issuance of any other shares of preferred stock in the future would dilute the relative percentage equity interests of the then current holders of our common stock and other shares of capital stock. Holders of our capital stock (common or preferred) will not have preemptive rights to acquire a proportionate share, or any portion, of any additional shares of capital stock we issue in the future, including any additional shares of preferred stock we issue.

        Nature of Capital Stock. Shares of our common stock and preferred stock represent equity interests in us and are not deposits or savings accounts and are not obligations of or guaranteed by us or our banking subsidiary. They are not insured by the FDIC or any other government agency and are subject to investment risk, including the possible loss of principal.

        Voting Rights. Holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of shareholders.

        Our Series A Preferred Stock is nonvoting stock. Except in the case of certain matters as to which the North Carolina statutes provide for mandatory voting by all outstanding shares (whether or not they otherwise are voting shares), the holders of Series A Preferred Stock will not be entitled to any vote on matters submitted to a vote of our shareholders, including the election of our directors.

        The North Carolina Control Share Acquisition Act, in general, provides that shares of voting stock of a corporation (to which that Act applies) acquired in a "control share acquisition" ("Control Shares") will have no voting rights unless those rights are granted by resolution adopted by the holders of at least a majority of the outstanding shares of the corporation entitled to vote in the election of directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by any officer or director who is also an employee of the corporation. "Control Shares" are defined as shares of a corporation acquired by any person which, when added to the shares already owned by that person, would entitle the person (except for the application of the Act) to voting power in the election of directors equal to or greater than (i) one-fifth of all voting power, (ii) one-third of all voting power, or (iii) a majority of all voting power. "Control share acquisition" means the acquisition by any person of beneficial ownership of Control Shares with certain exceptions, including an acquisition pursuant to certain agreements of merger or consolidation to which the corporation is a party, and purchases of shares directly from the corporation.

        Dividends. Holders of our common stock are entitled to cash dividends if and when declared by our Board of Directors from funds legally available, whether in cash or in stock.

        Each share of Series A Preferred Stock provides for stated, non-cumulative cash dividends from us at an annual rate of $1.44. Dividends will be payable as they are declared by our Board of Directors at such time or times as it elects, and the stated annual dividend may be declared and paid in increments (including quarterly) during each calendar year.

        Holders of Series A Preferred Stock do not have a right to receive any cash dividend on their preferred stock unless and until the dividend is declared by our Board of Directors from funds legally available for the payment of dividends. So, we will not be obligated to pay any cash dividend on our Series A Preferred Stock during any year. Further, since the Series A Preferred Stock will be non-cumulative on a year-to-year basis as to dividends, if we do not pay all or part of the stated cash dividend in a calendar year, that dividend will not carry forward to any future calendar year. However, during any calendar year, we may not pay any cash dividend on our common stock unless and until we have declared and paid in full, or set apart for payment, not less than a pro rata portion of the stated annual dividend on our Series A Preferred Stock for that year through the date on which we wish to pay the cash dividend on the common stock. Shares of Series A Preferred Stock are non-participating, so holders of our Series A Preferred Stock will not participate in cash dividends paid with respect to any other class or series of our capital stock, and the stated dividend is the maximum cash dividend that we will pay for any year on our Series A Preferred Stock.

        Conversion. Our common stock is not convertible into any other type of our capital stock or other securities.

        Subject to certain notice requirements, each holder of Series A Preferred Stock, at the holder's option, and at any time after that stock is issued, may convert each share of that stock he holds into one share of our common stock.

        After two years following the date it is issued, and subject to certain notice requirements, we may convert part or all of our outstanding shares of Series A Preferred Stock into shares of our common stock, at a rate of one share of common stock for each share of preferred stock, at any time when the market value of a share of our common stock is more than $28.80. If we elect to convert less than all outstanding shares of Series A Preferred Stock into common stock, we may choose the shares to be converted randomly, proportionately, or in any other manner that we consider to be appropriate.

        For purposes of determining when we may convert Series A Preferred Stock, the market value of a share of our common stock will be deemed to be the average of the reported closing prices for the common stock for the 30 trading days preceding the date on which we give you the required notice of conversion.

        If we (i) declare any dividend payable by us in shares of our common stock, (ii) engage in any recapitalization, reclassification, split, reverse split, consolidation or combination of the outstanding shares of our common stock, or (iii) engage in an exchange of the outstanding shares of our common stock for a different number or class of shares of our stock or other securities in connection with a merger, statutory share exchange or other reorganization of or involving us and in which we are the surviving or resulting corporation, then the number and/or type of shares of our common stock or other securities into which each outstanding share of Series A Preferred Stock may be converted will be proportionately adjusted, effective on the date of any such event, to prevent the dilution of conversion rights pertaining to the preferred stock.

        If, as a result of an adjustment described above in the number of shares of our common stock into which each share of Series A Preferred Stock is convertible, a conversion would result in a fractional share of our common stock, then, upon conversion of a holder's shares, we will issue to the holder the number of whole shares of common stock into which each of that holder's shares is convertible and, in lieu of issuing the fractional share, we will pay the holder in cash an amount equal to that fraction multiplied by the then current market value of a share of our common stock. The market value of a share of our common stock will be determined by our Board of Directors in a manner which it considers to be reasonable and appropriate.

        Liquidation. If we are liquidated or dissolved, or our business is wound up, whether voluntarily or involuntarily, holders of our common stock would entitled to participate ratably in the distribution of assets legally available for distribution to holders of common stock after any distribution to holders of our outstanding preferred stock.

        In connection with any such liquidation or dissolution, the holders of our Series A Preferred Stock will be entitled to receive, for each preferred share they hold (without preference or priority as between shares of the Series A Preferred Stock or other series of preferred stock), from our assets available for distribution to our shareholders a sum equal to $24.00 plus the amount of any dividend that has been declared on the shares but which has not yet been paid. Holders of Series A Preferred Stock would receive that amount before we could make any distribution of assets to the holders of our common stock. That distribution would be full payment to holders of Series A Preferred Stock, and they would not participate with the holders of any other class or series of our capital stock in the distribution of any of our additional assets.

        Election of Directors. Our Bylaws provide that our Board of Directors is divided into three classes and our directors are elected to staggered three-year terms. The terms of directors in one class expire each year, and directors in that class are elected for new three-year terms. The effect of staggered terms is that only approximately one-third of our directors are elected each year. Since it would take longer for someone who is attempting to acquire control of us to replace our directors through the normal election process, under some circumstances staggered terms may be used as, or have the effect of, an "anti-takeover" device or a deterrent to an acquisition or change in control of us, whether or not such a transaction was favored by our shareholders.

        Charter Amendments. Subject to certain conditions, an amendment to our charter, including an amendment to increase or change our authorized capital stock, may be effected if the amendment is recommended to our shareholders by the Board of Directors and if the votes in favor of the amendment cast by shareholders who are eligible to vote exceed the votes cast opposing the amendment.

        Merger, Share Exchange, Sale of Assets and Dissolution. In general, North Carolina law requires that any merger, share exchange, voluntary liquidation or transfer of substantially all the assets (other than in the ordinary course of business) of a business corporation be recommended to its shareholders by its board of directors and be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of its voting stock. However, under the North Carolina Shareholder Protection Act, the affirmative vote of the holders of 95% of our outstanding voting shares (voting as a single class, but excluding shares owned by an "interested shareholder") is required to approve certain business combinations between us and an entity which owns more than 10% of our voting shares.

        Miscellaneous. Holders of our common stock and preferred stock do not have preemptive rights to acquire other or additional shares which might be issued by us in the future or any redemption or sinking fund rights.

Item 5. Interests of Named Experts and Counsel

        Not applicable.

Item 6. Indemnification of Directors and Officers

        Permissible Indemnification. The North Carolina Business Corporation Act (the "BCAct") allows a corporation, by charter, bylaw, contract, or resolution, to indemnify or agree to indemnify its officers, directors, employees, and agents and any person who is or was serving at the corporation's request as a director, officer, employee, or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys' fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation's charter or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights.

        The corporation may indemnify such person against liability expenses incurred only where such person conducted himself or herself in good faith and reasonably believed (i) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation's best interests, and
(ii) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

        Mandatory Indemnification. Unless limited by the corporation's charter, the BCAct requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

        Advance for Expenses. Expenses incurred by a director, officer, employee, or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors in the specific case, or as authorized by the charter or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced, unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

        Court-Ordered Indemnification. Unless otherwise provided in the corporation's charter, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

        Parties Entitled to Indemnification. The BCAct defines "director" to include former directors and the estate or personal representative of a director. Unless its charter provides otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its charter or bylaws, by general or specific action of its board of directors, or by contract.

        Indemnification by Us. Our Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by North Carolina law and require the Board of Directors to take all actions necessary and appropriate to authorize such indemnification.

        Under North Carolina law, a corporation also may purchase insurance on behalf of any person who is or was a director or officer against any liability arising out of his status as such. We currently maintain a directors' and officers' liability insurance policy and its coverage is applicable to all our directors and officers.

Item 7.  Exemption From Registration Claimed

        Not applicable.

Item 8.   Exhibits

        The following exhibits are filed herewith or incorporated herein by reference as part of this Registration Statement:


   Exhibit Number                        Description
   --------------      ---------------------------------------------------------

        5 Opinion of Ward and Smith, P.A. as to the legality of the securities

       23.1            Consent of Larrowe & Company, PLLC

       23.2 Consent of Ward and Smith, P.A. (contained in its opinion filed herewith as Exhibit 5).

       24              Powers of Attorney

       99.1 1997 Director Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.6 to Registration Statement on Form S-4 (Registration No. 333-71516)

Item 9.  Undertakings

        MountainBank Financial Corporation hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                       (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and,

                       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hendersonville, State of North Carolina, on December 28, 2001.

                               MOUNTAINBANK FINANCIAL CORPORATION

                               By: /S/ J. W. Davis
                                   ------------------------------------------
                                       J. W. Davis
                                       President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                                   Title                            Date
-------------------------------------       ----------------------------------       -----------------
       /S/ J. W. Davis                      President, Chief Executive Officer       December 28, 2001
-------------------------------------       and Director
                                            (principal executive officer)


       /S/ Gregory L. Gibson                Senior Vice President and                December 28, 2001
-------------------------------------       Chief Financial Officer
           Gregory L. Gibson                (principal financial and
                                            accounting officer)


       /s/ Boyd L. Hyder                    Chairman                                 December 28, 2001
-------------------------------------
           Boyd L. Hyder

    *  /S/ William H. Burton III            Director                                 December 28, 2001
-------------------------------------
           William H. Burton III


    *  /S/ Kenneth C. Feagin                Director                                 December 28, 2001
-------------------------------------
           Kenneth C. Feagin


    *  /S/ Danny L. Ford                    Director                                 December 28, 2001
-------------------------------------
           Danny L. Ford

    *  /S/ J. Edward Jones                       Director                      December 28, 2001
----------------------------------------
           J. Edward Jones


    *  /S/ Ronald R. Lamb                        Director                      December 28, 2001
----------------------------------------
           Ronald R. Lamb


    *  /S/ H. Steve McManus                      Director                      December 28, 2001
----------------------------------------
           H. Steve McManus


    *  /S/ Catherine H. Schroader                Director                      December 28, 2001
----------------------------------------
           Catherine H. Schroader


    *  /S/ Maurice A. Scott                      Director                      December 28, 2001
----------------------------------------
           Maurice A. Scott

        * Gregory L. Gibson hereby signs this Registration Statement on Form S-8 on December 28, 2001, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to Powers of Attorney filed herewith.

                                          By: /S/ Gregory L. Gibson
                                              --------------------------------
                                                  Gregory L. Gibson
                                                  As Attorney-In-Fact

                                  EXHIBIT INDEX

   Exhibit
   Number                                  Description
   ------       ----------------------------------------------------------------
     5          Opinion of Ward and Smith, P.A. as to the legality of the
                securities

    23.1        Consent of Larrowe & Company PLLC

    23.2 Consent of Ward and Smith, P.A. (contained in its opinion filed herewith as Exhibit 5)

    24          Powers of Attorney

    99.1 1997 Director Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.6 to Registration Statement on Form S-4 (Registration No. 333-71516)